U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549



                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING



For year ended                                             Commission File No.
December 31, 1994                                                     33-72024



                                ADIENCE, INC.
            (Exact name of registrant as specified in the charter)



Delaware                                                            14-1671486
(State or other jurisdiction of                                  (IRS Employer
incorporation or organization)                             Identification No.)



                            1305 Grandview Avenue
                       Pittsburgh, Pennsylvania  15211
            (Address of registrant's principal executive offices)

                                 412-381-2600
             (Registrant's telephone number, including area code)



(Check One):

[X]Form 10-K, [ ]Form 20-F, [ ]Form 11-K, [ ]Form 10-Q, [ ] Form N-SAR
     For Period Ended December 31, 1994
                      -----------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-K
     For the Transition Period Ended _________________________________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________

                                    PART I

                            REGISTRANT INFORMATION

Full name of Registrant:                Adience, Inc.
Former name if applicable:
Address of principal executive
     office (street and number):        1305 Grandview Avenue
City, State and Zip Code:               Pittsburgh, PA  15211




                                   PART II

                           RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.




                                   PART III

                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company requires an extension of fifteen (15) calendar days to file its Report on Form 10-K for the period ending December 31, 1994.

     The Chief Financial Officer of the Company resigned in March, 1995 and the Company needs additional time to finalize its 1994 Financial Statements for inclusion in the Company's report on Form 10-K. Also, see the attached statement from the Company's independent auditors, Arthur Andersen (Exhibit
I).

                                   PART IV

                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Charles C. Torie              (412) 381-2600
          Vice President and
          Corporate Counsel

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [ ] Yes   [X] No

                                ADIENCE, INC.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 1995                    By: /s/ Stephen M. Johnson
     ----------------                      ------------------------
                                             Stephen M. Johnson
                                             President